20th Floor, Hong Kong Club Building,
3A Chater Road, Central.
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2480

02 SEP 24 AM 9:56

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)

Our Ref: GSD/TCHL/4155
6th September, 2002
BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re : Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on June 23, 1993.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y.H. Tam
Secretary

dlw 9/24

Encl.

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

File No. 82-3528

Annex A to Letter to the SEC
dated 6th September, 2002
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993 :

Description of Document

Title : Filing of Annual Return by Confirmation of No Alteration in Documents

Date : 6th September, 2002

Entity requiring item : Hong Kong Companies Registry pursuant to the Hong Kong Companies Ordinance

CR

Companies Registry
公司註冊處

Form 表格 **ARF1**

Annual Return of an Overseas Company
海外公司周年申報表

Company Number 公司編號

F 4549

1 **Company Name** 公司名稱

Tai Cheung Holdings Limited

2 **Year of Annual Return** 周年申報表年度

2002

(Note 註 2) 3 **Period Covered by Accounts Enclosed** 隨附帳目所涵蓋的會計結算始末日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	04	2001	To 至	31	03	2002

4 **Confirmation** 確認書

This is to confirm that there has been no alteration in the documents and particulars delivered under section 333 other than the alterations, if any, notified under section 335 of the Companies Ordinance.

謹此確認，除根據公司條例第 335 條所知會的各項更改(如有的話)外，根據第 333 條所交付的文件及詳情並無任何更改。

Signed 簽名：

(Name 姓名)：(David Pun Chan) Date 日期： 6th September, 2002

Director / ~~Secretary / Manager /~~
~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* *Delete whichever does not apply* 請刪去不適用者

Presentor's Name and Address
提交人的姓名及地址

Tam Yee Har
Authorised Person
20th Floor
The Hong Kong Club Building
3A Chater Road, Central
Hong Kong

For Official Use
請勿填寫本欄

Specification No. 1/98
指明編號第 1/98 號